Exhibit 99.1

Maris-Tech Completes Development of Advanced AI-Based Tracking Capability for Jupiter Drone Platforms

New capability enables autonomous tracking of designated targets, expanding the operational intelligence capabilities of Maris-Tech’s Jupiter platform family

Rehovot, Israel, May 06, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)-based edge computing technology, today announced the completion of an advanced AI-based tracking capability for its Jupiter platform family, designed to support drone manufacturers and unmanned platform integrators.

The new capability is designed to enable drones equipped with Maris-Tech’s Jupiter platforms to maintain autonomous lock-on to a designated target, combining onboard video processing with AI-based mission intelligence directly at the edge.

The new capability addresses a growing requirement in drone-based intelligence, surveillance, and operational applications: the ability to process video onboard and support maintaining target awareness with reduced reliance on external systems or continuous operator input. Designed for compact, SWaP-sensitive unmanned platforms, the feature supports low-latency performance directly at the edge.

“We believe that this development reflects our continued focus on making advanced AI capabilities practical for drone manufacturers and unmanned platform integrators,” said Israel Bar, Chief Executive Officer of Maris-Tech. “By adding autonomous tracking to the Jupiter platform family, we aim to help customers bring more intelligence onboard the drone itself, where speed, size, and reliability are critical.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the expected capabilities and performance of the Company’s new advanced AI-based tracking solutions, the potential benefits and applications of the Jupiter platform family, the Company’s ability to support drone manufacturers and unmanned platform integrators, the integration of AI-based capabilities into unmanned platforms, market demand for onboard video processing and AI-based intelligence solutions, and Company’s future product development and commercialization efforts. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com